Sean Graber
Partner
+1.215.963.5598
sean.graber@morganlewis.com

January 7, 2026

FILED AS EDGAR CORRESPONDENCE

Kalkidan Ezra, Esq.
David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Nomura ETF Trust 485(a) Filing (File Nos. 333-273398 and 811-23890)

Dear Ms. Ezra and Mr. Manion:

On behalf of our client, Nomura ETF Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s post-effective amendment no. 14, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 17, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Nomura Transformational Technologies ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Delaware Management Company, a series of Nomura Investment Management Business Trust (the “Manager”), for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

STAFF DISCLOSURE COMMENTS:

1.	Comment. The Staff notes that the name of the Trust and Fund have changed from the 485(a) filing. Please review and revise the disclosure to appropriately reflect the new names of the Trust and Fund.

Response.

The Registrant confirms that all references to the Trust and Fund names have been updated.

2.	Comment. Please provide a completed fee table and expense example for the Fund for the Staff’s review.

Response.

The Fund’s completed fee table and expense example are set forth below:

Kalkidan Ezra, Esq.

David Manion

January 7, 2026

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.65%
[1]	Other expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208
3.

Comment.

The Staff notes that the “Principal Investment Strategies” of the Fund provide that the Fund may invest without limitation in foreign securities, including securities of issuers within emerging markets. Please disclose how the Fund defines emerging markets and additionally, to the extent that the Fund expects to focus on a particular market or region as part of its principal investment strategies, please disclose such market or region.

Response.

The requested change regarding the definition of emerging market countries has been made. The Registrant confirms that it is not currently expected that the Fund will focus its investments in a particular market or region as part of the Fund’s principal investment strategies. Accordingly, no additional changes have been made.

4.	Comment. With respect to MIMGL, please clarify the “quantitative support” to be provided.

Response.

The Registrant notes that MIMGL will no longer be providing services to the Fund. Accordingly, all references to MIMGL providing services to the Fund in the Amendment have been deleted.

5.

Comment.

The Staff notes that “Liquidity Risk” is included in the risk disclosure corresponding to Item 4 of Form N-1A. To the extent that “Liquidity Risk” is a principal risk of investing in the Fund, please also include risk disclosure corresponding to Item 9 of Forn N-1A.

Response.

The requested change has been made.

6.	Comment. In the section entitled, “How has the Nomura Transformational Technologies ETF performed?” please update the references to December 2025.

Response.

The Registrant confirms that the references to December 2025 have been updated.

Kalkidan Ezra, Esq.

David Manion

January 7, 2026

7.	Comment. Please provide the date that the Predecessor Account will transfer its portfolio securities to the Fund.

Response.

It is estimated that the transfer will occur on or about January 12, 2026.

8.	Comment. Please provide the following information supplementally in correspondence.

a.	The Staff notes that the fee table for the Fund is still bracketed. Please supplementally confirm whether there are any sales loads that would impact the performance presentation.

Response.

The Registrant confirms that there are no sales loads for the Fund.

b.	Please confirm the Fund will disclose standardized after-tax returns for the post-registration period.

Response.

The Registrant confirms that the Fund will disclose standardized after-tax returns for periods beginning after the commencement of the Fund’s operations.

c.	Please describe the background of the Predecessor Account, including information about when and why the Predecessor Account was created.

Response.

The Predecessor Account is a separately managed account of the Adviser that commenced investment operations on November 30, 2018 to invest in technology-oriented companies. The Adviser has garnered increased interest in the strategy being offered in an ETF wrapper, which led to the decision to convert the separate account to an ETF.

d.	Please state whether the Adviser managed any other accounts that are materially equivalent to the Fund. Were these other accounts converted to registered companies, and if not, why not? The Registrant should explain why the Predecessor Account was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Account.

Response.

The Adviser manages a registered mutual fund with a similar investment strategy to the Fund but does not manage any other accounts that are materially equivalent to the Fund.

e.	Please state whether the Adviser believes that the Predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

Response.

While the Adviser does not monitor for Subchapter M compliance for the Predecessor Account because the Predecessor Account is not taxed pursuant to Subchapter M, the Adviser believes that the Predecessor Account could have complied with the investment restrictions of Subchapter M.

f.	Please describe supplementally whether the Predecessor Account made any investment strategy changes within a one-year period prior to the date the Amendment was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets of the

Kalkidan Ezra, Esq.

David Manion

January 7, 2026

Predecessor Account within a one-year period prior to the date the Amendment was filed. If any investors in the Predecessor Account redeemed out of the Predecessor Account within a one-year period prior to the date the Amendment was filed, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Account.

Response.

The Predecessor Account did not make any investment strategy changes within the applicable one-year period. No investor in the Predecessor Account redeemed out of the Predecessor Account within the applicable one-year period. There have been no variations in the level of assets in the Predecessor Account other than in the normal course of the Predecessor Account’s operations.

g.	Please supplementally explain which no-action letter the Fund is relying upon to show Predecessor Account performance.

Response.

The Fund is relying on the no-action letter issued to MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) to show Predecessor Account performance.

h.	Please represent that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response.

The Trust confirms that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

9.	Comment. The calendar year-by-year total returns are currently in a table. Please confirm that the 485(b) filing will include the calendar year-by-year total returns in bar chart format.

Response.

The Registrant confirms that the 485(b) filing will include the calendar year-by-year total returns in bar chart format.

STAFF ACCOUNTING COMMENTS:

1.

Comment.

Please confirm in correspondence that the assets from the Predecessor Account will be contributed to the Fund in a taxable exchange rather than through a non-taxable transaction under Section 351 of the Internal Revenue Code of 1986.

Response.

The Registrant confirms that it intends to cause the Predecessor Account to make a deemed sale election under Treas. Reg. § 1.337(d)-7(c) with respect to the assets contributed from the Predecessor Account to the Fund causing a taxable exchange.

2.	Comment. Please update the consent of the Fund’s independent registered public accounting firm in the Fund’s Rule 485(b) filing.

Response.

The Registrant confirms that the consent of the Fund’s independent registered public accounting firm will be updated in the Fund’s Rule 485(b) filing.

* * * * * * * * * * * *

Kalkidan Ezra, Esq.

David Manion

January 7, 2026

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber

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